# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Digital Realty Trust, Inc., CIK 0001297996
CUSIP: 253868830
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2405 YORK ROAD, SUITE 201, LUTHERVILLE-TIMONIUM, Maryland (MD), 21093
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001086619

## Reporting persons
- SCHRODER INVESTMENT MANAGEMENT GROUP: type of reporting person: investment adviser (IA); citizenship or place of organization: United Kingdom (X0); sole voting power 5,000; shared voting power 0; sole dispositive power 5,000; shared dispositive power 0; aggregate amount beneficially owned 5,000 (0% of the class)
- SCHRODER INVESTMENT MANAGEMENT NORTH AMERICA INC/ DE: type of reporting person: investment adviser (IA); citizenship or place of organization: United Kingdom (X0); sole voting power 259,465; shared voting power 0; sole dispositive power 259,465; shared dispositive power 0; aggregate amount beneficially owned 259,465 (3.1% of the class)
- Schroder Investment Management (Europe) S.A.: type of reporting person: investment adviser (IA); citizenship or place of organization: United Kingdom (X0); sole voting power 1,265; shared voting power 0; sole dispositive power 1,265; shared dispositive power 0; aggregate amount beneficially owned 1,265 (0% of the class)

## Item 1. Issuer
Name of issuer: Digital Realty Trust, Inc.
Address of issuer's principal executive offices: 2405 YORK ROAD, SUITE 201, LUTHERVILLE-TIMONIUM, Maryland, 21093

## Item 2. Person Filing
Name of person filing: Schroder Investment Management Group
Address of principal business office or, if none, residence: 1 London Wall Place, London, EC2Y 5AU, GB, United
Citizenship: United Kingdom

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 264,465
Percent of class: 3.1 %
Sole power to vote or to direct the vote: 264,465
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 264,465
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- SCHRODER INVESTMENT MANAGEMENT GROUP: /s/ Thomas Darnowski, Thomas Darnowski, CEO, Americas (08/13/2025)
- SCHRODER INVESTMENT MANAGEMENT NORTH AMERICA INC/ DE: /s/ Thomas Darnowski, Thomas Darnowski, CEO, Americas (08/13/2025)
- Schroder Investment Management (Europe) S.A.: /s/ Schroder Investment Management (Europe) S.A., Schroder Investment Management (Europe) S.A. (08/13/2025)
Comment: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

**Authorized by Power of Attorney to sign on behalf of the below Advisers:
Schroder Investment Management Group
Schroder Investment Management (Europe) S.A.